[redacted]

SEC Mail Processing Section

MAR 02 2009

Washington, DC 104

AB 3/10

09059042

UNI
SECURITIESANDE.
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AccessAlpha Worldwide, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Davis Street
(No. and Street)

Evanston (City) IL (State) 60201-5000 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. LeClercq III 847/475-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flax and Company, P.C.
(Name – *if individual, state last, first, middle name*)

2200 Bouterse Street (Address) Park Ridge (City) IL (State) 60068 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Pg 3/20

OATH OR AFFIRMATION

I, Robert R. LeClercq III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AccessAlpha Worldwide, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARY C. KRUEGER
Notary Public - State of Illinois
My Commission Expires Dec 10, 2012

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: AccessAlpha Worldwide, LLC [13]

SEC FILE NO.: 8-67446 [14]

FIRM I.D. NO.: 142279 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

630 Davis Street [20]
(No. and Street)

Evanston [21] Illinois [22] 60201-5000 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/08 [24]

AND ENDING (MM/DD/YY): 12/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. LeClercq III [30]

(Area Code) — Telephone No.: 847/475-6000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [x] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of February 2009

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2)
Principal Financial Officer or Partner

3)
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Flax and Company, P.C. [70]

ADDRESS

2200 Bouterse Street [71]	Park Ridge [72]	Illinois [73]	60068 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

ACCESSALPHA WORLDWIDE, LLC

DECEMBER 31, 2008

TABLE OF CONTENTS

FLAX AND COMPANY, P.C.

ACCOUNTING AND CONSULTING

2200 BOUTERSE AVENUE
PARK RIDGE, ILLINOIS 60068

telephone: 847.696.4888
facsimile: 847.696.1546

To the Members
AccessAlpha Worldwide, LLC
Evanston, Illinois 60201

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements on pages 3-10 in the Financial and Operational Combined Uniform Single Report Part IIA of AccessAlpha Worldwide, LLC. (an Illinois limited liability company) as of December 31, 2008 and for the year then ended. These statements are the responsibility of the management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements on pages 3-10 are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the information therein of AccessAlpha Worldwide, LLC as of December 31, 2008 and for the year then ended in conformity with U.S. generally accepted accounting principles.

Flax and Company, P.C.

FLAX and COMPANY, P.C.

February 25, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/08 [99]
SEC FILE NO. 8-67446 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

		Allowable		Non-Allowable		Total	
1. Cash		$ 40,696	200			$ 40,696	750
2. Receivables from brokers or dealers:							
A. Clearance account			295				
B. Other		61,361	300	$	550	61,361	810
3. Receivable from non-customers			355		600		830
4. Securities and spot commodities owned at market value:							
A. Exempted securities			418				
B. Debt securities			419				
C. Options			420				
D. Other securities			424				
E. Spot commodities			430				850
5. Securities and/or other investments not readily marketable:							
A. At cost $	130						
B. At estimated fair value			440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			460		630		880
A. Exempted securities $	150						
B. Other securities $	160						
7. Secured demand notes:			470		640		890
Market value of collateral:							
A. Exempted securities $	170						
B. Other securities $	180						
8. Memberships in exchanges:							
A. Owned, at market $	190						
B. Owned, at cost					650		
C. Contributed for use of the company, at market value					660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		43,655	490	69,028	680	112,683	920
11. Other assets			535	29,586	735	29,586	930
12. TOTAL ASSETS		$ 145,712	540	$ 98,614	740	$ 244,326	940

OMIT PENNIES

The Accompanying Notes are an Integral Part of these Financial Statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC as of 12/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	15,343 [1155]	[1355]	15,343 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	43,783 [1220]	[1440]	43,783 [1750]
20. TOTAL LIABILITIES	$ 59,126 [1230]	$ [1450]	$ 59,126 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	15	$ [1770]
22. Partnership (limited partners)	11 ($ [1020])	185,200 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury	16	([1796])
24. TOTAL OWNERSHIP EQUITY		$ 185,200 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 244,326 [1810]

OMIT PENNIES

The Accompanying Notes are an Integral Part of these Financial Statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC as of 12/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	185,200	3480
2. Deduct ownership equity not allowable for Net Capital			19	(-0-)	3490
3. Total ownership equity qualified for Net Capital					3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	185,200	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $	98,614	3540		
B. Secured demand note delinquency			3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(98,614)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	86,586	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$		3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities	18		3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities			3734		
D. Undue Concentration			3650		
E. Other (List)			3736	(-0-)	3740
10. Net Capital			$	86,586	3750

30

OMIT PENNIES

The Accompanying Notes are an Integral Part of these Financial Statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC as of 12/31/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 18)	$	3,942	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	81,586	3770
15. Excess net capital at 1000% (line 10 less 10% of line 18) 22	$	80,673	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	59,126	3790
17. Add:						
A. Drafts for immediate credit 21	$	-0-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-0-	3810			
C. Other unrecorded amounts (List)	$	-0-	3820	$		3830
18. Total aggregate indebtedness				$	59,126	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	68.29	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	-0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	N/A	3880
23. Net capital requirement (greater of line 21 or 22)	$	N/A	3760
24. Excess capital (line 10 less 23)	$	N/A	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The Accompanying Notes are an Integral Part of these Financial Statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC

For the period (MMDDYY) from 24 1/1/08 [3932] to 12/31/08 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions		25	3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		26	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		698,159	3995
9. Total revenue		$ 698,159	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		269,023	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		4,355	4195
15. Other expenses		328,793	4100
16. Total expenses		$ 602,171	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 95,988	4210
18. Provision for Federal income taxes (for parent only)		28 -0-	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		-0-	4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)		-0-	4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 95,988	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 7,999	4211

The Accompanying Notes are an Integral Part of these Financial Statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC

For the period (MMDDYY) from 1/1/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 32,411	4240
A. Net income (loss)			95,988	4250
B. Additions (Includes non-conforming capital of	29 $ 70,336	4262)		4260
C. Deductions (Includes non-conforming capital of	$ 13,535	4272)	56,801	4270
2. Balance, end of period (From item 1800)			$ 185,200	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ -0-	4300
A. Increases		-0-	4310
B. Decreases		-0-	4320
4. Balance, end of period (From item 3520)		$ -0-	4330

OMIT PENNIES

The Accompanying Notes are an Integral Part of these Financial Statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335] [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

The Accompanying Notes are an Integral Part of these Financial Statements

ACCESSALPHA WORLDWIDE, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 95,988
Adjustments to Reconcile Net Income or (Loss) to Net Cash Provided or (Used) by Operating Activities:	
(Increase) Decrease in Operating Assets:	
Depreciation and Amortization	11,151
Accounts Receivable	(61,361)
Other assets	(17,005)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable and Accrued Expenses	5,484
Other liabilities	(13,536)
Capital Leases (net)	43,783
Net Cash Provided (Used) by Operating Activities	64,504
CASH FLOWS FROM INVESTING ACTIVITIES:	
Additions to property and equipment	(117,198)
Additions to member capital	70,336
Distributions to members	(13,535)
Net Cash (Used) in Investing Activities	(60,397)
CASH FLOWS FROM FINANCING ACTIVITIES:	-
Net Increase in Cash	4,107
Cash and Cash Equivalents, Beginning of Year	36,588
Cash and Cash Equivalents, End of Year	$ 40,695

Supplemental Disclosures

1. The Company considers all investments having a maturity of less than 90 days to be "cash equivalents."
2. The Company paid interest expense of $1,136 during the year ended December 31, 2008.
3. The Company paid no income taxes during the year ended December 31, 2008.

The accompanying notes are an integral part of these financial statements

ACCESSALPHA WORLDWIDE, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE A – ORGANIZATION

AccessAlpha Worldwide LLC (the "Company") was organized in Delaware on June 26, 2006. The Company operates from one location in Evanston, Illinois, providing marketing services to investment managers. They operate as a limited broker-dealer engaged in marketing, as an agent and intermediary, for funds offering a diversified range of investment strategies by investment advisors and investment managers not affiliated with the Company.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Overall Accounting Method

The Company maintains books and records using its tax basis method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, allowances for uncollectable accounts receivable, taxes and contingencies among others.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the MACRS method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. When items of equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

NOTE C - INCOME TAXES

The Company, with the consent of its members, elected under the Internal Revenue Code to file tax returns as a partnership. The members of an LLC are taxed on their proportionate share of the Company's taxable income. Therefore, no liability or provision for federal income taxes has been included in these financial statements. The Company is subject to state income taxes.

NOTE D – CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of FINRA, and as such, is required to maintain a net capital of $5,000. Net capital of the Company at December 31, 2008 was $ 86,586. The minimum capital requirements may effectively restrict the withdrawal of Company equity.

NOTE E – LEASE OBLIGATIONS

The Company has entered into an agreement to lease facilities for their company office. The lease term is five (5) years. There is one renewal options for three additional years. The lease is dated in December, 2007 and commenced on April 1, 2008. The lease also requires the tenant to pay its proportionate share of the increase in real estate taxes and operating expenses over the base year 2008.

Approximate future minimum lease payments are as follows:

2009	$	62,727
2010		64,609
2011		66,547
2012 and beyond		85,679

In addition the Company is obligated under equipment leases entered into in 2008. Approximate future minimum payments are as follows:

2009	$	18,438
2010		18,438
2011		15,807
2012 and beyond		3,623

NOTE F – REVENUE CONCENTRATION

The company's revenue is derived from marketing services to five (5) investment managers. As of December 31, 2008 all revenue has been derived from non refundable fixed fees and commissions. Additional fees are to be generated through performance. Each relationship is automatically renewable unless terminated by either party with not less than 90 days notification.

NOTE G – CREDIT RISK –

The Company acts as an introducing broker to other investment managers and does not take possession of any investor funds or securities in connection with acting as a selling or placement agent. The Company has no exposure to credit risk associated with the nonperformance of the parties in fulfilling any contractual obligations pursuant to securities transactions. The Company does not anticipate nonperformance by any of the parties.

ACCESSALPHA WORLDWIDE, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2008

NOTE H – CAPITAL TRANSACTIONS

The Company, during 2008, admitted additional members adding capital in the amount of$ 70,336.

NOTE I – AUDITED NET CAPITAL COMPUTATION

Audited Net Capital at December 31, 2008 was $ 86,586.

SUPPLEMENTAL INFORMATION

AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
AccessAlpha Worldwide, LLC
Evanston, Illinois

We have audited the statements on pages 3-10 in the Financial and Operational Combined Uniform Single Report Part IIA of AccessAlpha Worldwide, LLC as of December 31, 2008 and for the year then ended, and have issued our report thereon dated February 25, 2009.

As part of our audit, we made a study evaluation of the internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. Under those standards, the purpose of such evaluations are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing the audit of the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion.

Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with U.S. generally accepted auditing standards, including the study and evaluation of the Company's internal control structure that was made for the purpose set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. During our review of the control structure we did not become aware of any material weaknesses.

The foregoing conditions were considered in determining the nature, timing an extent of audit tests to be applied in our audit of the financial statements, and this report of such conditions does not modify our report dated February 25, 2009 on such financial statements.

Flax and Company, P.C.

Flax and Company, P.C.

February 25, 2009

ACCESSALPHA WORLDWIDE, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2008